Exhibit 99.1

AirMedia Provides Update on Minimum Bid Price Notice from Nasdaq

BEIJING, Nov 2, 2018 /PRNewswire/ -- AirMedia Group Inc. ("AirMedia" or the "Company") (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced an update on the notification letter (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market Inc. ("Nasdaq") dated May 8, 2018 notifying the Company that the minimum bid price per American depositary share, each representing two ordinary shares of the Company, was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules (“Bid-Price Deficiency”).

Per the instructions provided in the Notice, the Company has submitted the online application to transfer to the Nasdaq Capital Market where, subject to the determination by the staff of Nasdaq (“Staff”), it may be eligible for an additional 180 calendar day compliance period (“Second Compliance Period”) if it meets the initial listing requirements, with the exception of bid price, of the Nasdaq Capital Market. The Company has also provided a written notice to Nasdaq of its intention to cure the Bid-Price Deficiency and regain compliance during the Second Compliance Period. Presently, the written notice applying for the Second Compliance Period is under the Staff’s review.

About AirMedia Group Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirMedia Group Inc. (AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec's service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China. For more information, please visit http://www.airmedia.net.cn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's business strategies and initiatives as well as the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact:

Yan Liu

Director, Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com

Investor Contact:

Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com